      As filed with the Securities and Exchange Commission on June 18, 1999

                                                            File No. 70-______

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                        FORM U-1 APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       ----------------------------------

                                LG&E Energy Corp.
                              220 West Main Street
                                 P.O. Box 32030
                           Louisville, Kentucky 40232

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None

                 (Name of top registered holding company parent)

                                 John R. McCall
                                 Executive Vice President,
                                 General Counsel and Secretary
                                 LG&E Energy Corp.
                                 220 West Main Street
                                 Louisville, Kentucky  40232

                   (Name and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                                 Peter D. Clarke
                                 Gardner, Carton & Douglas
                                 321 North Clark Street, Suite 3400
                                 Chicago, Illinois 60610

                                TABLE OF CONTENTS

Item 1.           Description of Proposed Transaction.............................................................1

         A.       Introduction....................................................................................1
                  1.       General Request and Overview of Transaction............................................2

         B.       Description of the Parties to the Transaction...................................................3
                  1.       General Description....................................................................3

                           (a)      LG&E Energy...................................................................3
                           (b)      WKEC..........................................................................7

                  2.       Description of Energy Sales and Facilities.............................................8
                           (a)      LG&E..........................................................................8
                                    (i)     Energy Sales..........................................................8
                                    (ii)    Electric Generating Facilities........................................8
                                    (iii)   Electric Transmission and Other Facilities............................9
                                    (iv)    Fuel Sources..........................................................9
                                    (v)     Gas Facilities........................................................9
                           (b)      Kentucky Utilities...........................................................10
                                    (i)     Energy Sales.........................................................10
                                    (ii)    Electric Generating Facilities.......................................10
                                    (iii)   Electric Transmission and Other Facilities...........................11
                                    (iv)    Fuel Sources.........................................................11
                           (c)      WKEC.........................................................................12
                                    (i)     Energy Sales.........................................................12
                                    (ii)    Electric Generating Facilities.......................................12
                                    (iii)   Electric Transmission and Other Facilities...........................12
                                    (iv)    Fuel Services........................................................13
                  3.       Electric Coordination.................................................................13
                  4.       Non-Utility Interests of LG&E Energy and WKEC.........................................14
                           (a)      LG&E Energy..................................................................14
                           (b)      WKEC.........................................................................15

         C.       Description of Transaction and Statement as to Consideration...................................15
                  1.       Background............................................................................15
                  2.       Merger Agreement......................................................................19
                  3.       Management of LG&E Energy Following the Transaction...................................19

Item 2.           Fees, Commissions and Expenses.................................................................19

Item 3.           Applicable Statutory Provisions................................................................20

         A.       Section 10(b)..................................................................................21
                  1.       Section 10(b)(1)......................................................................21

                                      i


                           (a)      Interlocking Relations.......................................................21
                           (b)      Concentration of Control.....................................................21
                  2.       Section 10(b)(2)......................................................................24
                           (a)      Reasonableness of Consideration..............................................24
                           (b)      Reasonableness of Fees.......................................................24
                  3.       Section 10(b)(3)......................................................................25

         B.       Section 10(c)..................................................................................25
                  1.       Section 10(c)(1)......................................................................26
                           (a)      Compliance With Section 8....................................................26
                           (b)      No Detriment to the Carrying Out of Section 11...............................26
                  2.       Section 10(c)(2)......................................................................28

         C.       Section 10(f)..................................................................................30

         D.       Section 3(a)(1)................................................................................30

         E.       Section 3(a)(2)................................................................................31

Item 4.           Regulatory Approvals...........................................................................32

         A.       Antitrust......................................................................................32

         B.       Federal Power Act..............................................................................32

         C.       State Public Utility Regulation................................................................33

Item 5.           Procedure......................................................................................33

Item 6.           Exhibits and Financial Statements..............................................................33

         A.       Exhibits.......................................................................................33

         B.       Financial Statements...........................................................................34

Item 7.           Information as to Environmental Effects........................................................36

Item 1.           Description of Proposed Transaction

A.       Introduction

         This Application-Declaration seeks approval of the Securities and Exchange Commission (the "Commission") relating to the proposed indirect acquisition by LG&E Energy Corp. ("LG&E Energy") of a reconstituted Western Kentucky Energy Corp. ("WKEC"), pursuant to a merger of WKEC, WKE Corp. and WKE Station Two Inc. ("Station Two Sub"), with WKEC as the surviving corporation (the "Transaction"). LG&E Energy is currently an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act") and owns all of the common stock of Louisville Gas and Electric Company, a Kentucky corporation ("LG&E"), which is an electric utility company and a gas utility company under the Act, and all of the common stock of Kentucky Utilities Company, a Kentucky and Virginia corporation ("Kentucky Utilities"), an electric utility company under the Act. LG&E owns 4.9% of the common stock of Ohio Valley Electric Corporation ("OVEC"), which in turn owns all of the common stock of Indiana-Kentucky Electric Corp. ("IKEC"). Both OVEC and IKEC are electric utilities under the Act. Kentucky Utilities owns 20% of the common stock of Electric Energy Inc. ("EEI"), which also is an electric utility company under the Act, and 2.5% of the common stock of OVEC.

         WKE Corp. currently is an indirect wholly-owned subsidiary of LG&E Energy. WKE Corp. also is the parent company of WKEC and Station Two Sub. WKE Corp., WKEC and Station Two Sub were all formed in connection with a series of transactions involving Big Rivers Electric Corporation ("Big Rivers"). Pursuant to these transactions, WKEC leased the generating facilities of Big Rivers and agreed to operate these facilities. Station Two Sub agreed to operate a generating facility of the City of Henderson, Kentucky that was previously operated by Big Rivers. Their affiliate, LG&E Energy Marketing, Inc. ("LEM"), agreed to purchase electricity from the Big Rivers' facilities and the City of Henderson's facility. The electricity from the City of Henderson was previously purchased by Big Rivers. WKE Corp. agreed to lease certain assets other than those used in the production of electricity and to provide certain management service to its subsidiaries. These transactions, which are collectively referred to as the "Big Rivers Transactions," took effect in July 1998. Because the generating facilities of the City of Henderson serve retail customers, WKEC could not operate these facilities and still maintain its status as an EWG. Therefore, a decision was made to separate the duties and responsibilities relating to the Big Rivers' facilities and the City of Henderson facilities even though these duties were previously performed by one company, Big Rivers. Generally, WKEC leases and operates the Big Rivers' facilities and Station Two Sub operates the City of Henderson's facility. WKEC currently is certified as an EWG and Station Two Sub has received a no-action letter from the Staff of the Commission confirming that Station Two Sub's activities would not cause it to be deemed an electric utility company under the Act.

         LG&E Energy has now determined that the separation of the duties and responsibilities among WKE Corp., WKEC, Station Two Sub and another affiliate, LEM, and the constraints imposed upon WKEC in order to maintain its certification as an EWG have led to numerous operational inefficiencies. Consequently, LG&E Energy now desires to combine WKE Corp.,

WKEC and Station Two Sub, with WKEC as the surviving corporation, and possibly to transfer certain related contracts for the sale of energy, capacity and ancillary services from LEM to WKEC. This Transaction is intended to simplify and consolidate responsibility within a single company, WKEC, for operation and management of all of the generating assets in Western Kentucky that are operated by LG&E Energy affiliates, and for the sale of power and ancillary services from those facilities. The Transaction will eliminate redundancies and inefficiencies, thereby promoting economies of scale. For example, the Transaction will promote more efficient use of the labor force currently divided among WKE Corp., WKEC and Station Two Sub, and will eliminate the need to maintain separate computer systems and books and records for each of those companies. Following the Transaction, the surviving entity will cease to meet the requirements of being an EWG(1), will decertify as an EWG and will become an electric utility company under the Act. Therefore, consummation of the Transaction will result in the indirect acquisition of an electric utility company by LG&E Energy.

         The Transaction and the Big Rivers Transactions that preceded it are expected to produce substantial benefits to the public, investors and consumers and will meet all applicable standards of the Act. Among other things, LG&E Energy believes that the Transaction offers significant operational and financial benefits to the Company and its shareholders, as well as to the employees, customers and the communities in which they do business.

         Certain elements of the Transaction have been approved by the Federal Energy Regulatory Commission (the "FERC"). In addition, WKE Corp., WKEC and Station Two Sub possess various permits and licenses granted by local and state authorities that may need to be renewed or replaced as a result of the Transaction. Apart from the approval of the Commission under the Act, the foregoing approvals are the only governmental approvals required for the Transaction. In order to permit timely consummation of the Transaction and the realization of the substantial benefits it is expected to produce, LG&E Energy requests that the Commission's review of this Application-Declaration commence and proceed as expeditiously as practicable.

         1.      General Request and Overview of Transaction

         Pursuant to Section 9(a)(2) and Section 10 of the Act, LG&E Energy requests that the Commission: (i) authorize the indirect acquisition by LG&E Energy pursuant to the Transaction described herein of all of the issued and outstanding common stock of WKEC and (ii) grant such other authorizations as may be necessary in connection therewith. LG&E Energy also requests (i) an order under Section 3(a)(1) of the Act declaring it and its wholly-owned subsidiary, LG&E Capital Corp., exempt from all provisions of the Act except
Section 9(a)(2) following consummation of the Transaction and (ii) an order under Section 3(a)(2) of the Act declaring Kentucky Utilities, as a holding company, exempt from all provisions of the Act except Section 9(a)(2) after consummation of the Transaction.

         WKE Corp., WKEC and Station Two Sub will enter into a merger agreement whereby WKE Corp. and Station Two Sub will be merged into WKEC, with WKEC as the surviving corporation.

--------------------------
(1) As indicated above, the City of Henderson's facility serves retail customers and, therefore, WKEC will no longer qualify as an EWG when it assumes Station Two Sub's responsibilities to operate the City's facility.

         Upon completion of the Transaction, LG&E Energy will directly own LG&E, a combination electric and gas public utility company, Kentucky Utilities, an electric public utility company, and WKEC, an electric public utility company. LG&E Energy also will own indirectly LG&E's 4.9% interest in OVEC, Kentucky Utilities' 2.5% interest in OVEC, and Kentucky Utilities' 20% interest in EEI. As stated above, both OVEC and EEI are electric public utility companies under the Act.

         Upon consummation of the Transaction, LG&E Energy, in addition to owning WKEC, LG&E, Kentucky Utilities and their respective interests in OVEC and EEI, will continue to own all of its existing non-utility subsidiaries. See Exhibit E-9 for the corporate structure to be in effect upon consummation of the Transaction.

B.       Description of the Parties to the Transaction

         1.       General Description

                  (a)      LG&E Energy

         LG&E Energy was incorporated under the laws of the Commonwealth of Kentucky in 1989. It is a holding company exempt from regulation by the Commission under the Act (except for Section 9(a)(2) thereof) pursuant to
Section 3(a)(1) of the Act and by order of the Commission in LG&E ENERGY CORP., Holding Co. Act Release No. 26866, 67 SEC Docket 107 (April 30, 1998).

         LG&E Energy owns all of the outstanding common stock of LG&E, a Kentucky corporation, which is a public-utility company under the Act. Maps of the electric and gas service areas of LG&E are filed as Exhibits E-1 and E-2.

         LG&E is engaged primarily in the generation, transmission and distribution of electricity to approximately 360,000 customers in Louisville and adjacent areas in Kentucky. LG&E's service area covers approximately 700 square miles in 17 counties in Kentucky and has an estimated population of one million. LG&E also purchases, distributes and sells natural gas to approximately 289,000 customers within this service area and in limited additional areas. Included within LG&E's service area is the Fort Knox Military Reservation, to which LG&E transports gas and provides electric service, but which maintains its own distribution systems.

         Retail sales rates, services and other aspects of LG&E's electric and gas retail operations are subject to the jurisdiction of the Kentucky Public Service Commission ("Kentucky Commission"). The Kentucky Commission also possesses regulatory authority over aspects of LG&E's financial activities including security issuances, property transfers when the asset value is in excess of $100,000, and mergers with other utilities.

         Wholesale rates for electric energy sold in interstate commerce, wheeling rates for energy transmission in interstate commerce, and certain other activities of LG&E (including its hydro-electric facilities) are subject to the jurisdiction of the FERC.

         LG&E owns 4.9% of the common stock of OVEC, which has one wholly-owned subsidiary, IKEC. OVEC and IKEC were organized in 1952 by LG&E and other public utilities to supply the entire power requirements of the U.S. Department of Energy's gaseous diffusion plant in Pike County, Ohio, north of Portsmouth. OVEC owns a 1,075 Megawatt ("Mw") generating station near Cheshire, Ohio and IKEC owns a 1,290 Mw generating station at Madison, Indiana. All of the electricity sold by OVEC and IKEC is sold either to the U.S. Department of Energy or to the owners (or their subsidiaries, all of which are utility companies) of the stock of OVEC. OVEC and IKEC do not sell electricity to private consumers and do not have any securities outstanding in the hands of the public. For each of the three years in the period ended December 31, 1998, LG&E derived less than .15% of its net income from its share of the earnings of OVEC. SEE, E.G., IN THE MATTER OF OHIO VALLEY ELECTRIC CORPORATION, ET AL., Holding Co. Act Release No. 11578, 34 S.E.C. 323 (Nov. 7, 1952).

         LG&E Energy also owns all of the outstanding common stock of Kentucky Utilities, an electric utility company under the Act. Kentucky Utilities is engaged in producing, transmitting and selling electric energy to about 449,000 customers in over 600 communities and adjacent suburban and rural areas in 77 counties in central, southeastern and western Kentucky, and to about 29,000 customers in 5 counties in southwestern Virginia. In Virginia, Kentucky Utilities operates under the name Old Dominion Power Company. Kentucky Utilities also sells electric energy at wholesale for resale in 12 municipalities in Kentucky. A map of the electric service area of Kentucky Utilities is filed as Exhibit E-4.

         The territory served by Kentucky Utilities has an aggregate population estimated at about 1,000,000. The largest city served is Lexington, Kentucky. The population of the metropolitan Lexington area is estimated at about 225,000. The populations of the next 10 largest cities served at retail range from about 21,000 to 9,000. The territory served includes most of the Bluegrass Region of central Kentucky and parts of the coal mining areas in southeastern and western Kentucky and southwestern Virginia.

         Kentucky Utilities is subject to the jurisdiction of the Kentucky Commission and the Virginia State Corporation Commission ("Virginia Commission") as to retail rates and service, accounts, issuance of securities and in other respects. The FERC has jurisdiction under the Federal Power Act over certain of the electric utility facilities and operations, wholesale sale of power and related transactions and accounting practices of Kentucky Utilities, and in certain other respects as provided in the Federal Power Act. By reason of owning and operating a small amount of electric utility property in one county in Tennessee (having a gross book value of about $226,000), Kentucky Utilities may also be subject to the jurisdiction of the Tennessee Regulatory Authority as to retail rates, accounts, issuance of securities and in other respects.

         Kentucky Utilities owns 2.5% of the common stock of OVEC, which company is described above. Kentucky Utilities also owns 20% of EEI. EEI was formed in the early 1950s to provide electric energy to a uranium enrichment plant located near Paducah, Kentucky. The enrichment plant was originally operated by the Atomic Energy Commission and the Department of Energy and is operated today by the United States Enrichment Corporation. EEI owns the Joppa Plant, a 1,015 Mw coal-fired electric generating plant located near Joppa, Illinois, and six

161 kilovolt ("Kv") transmission lines which transmit power from the Joppa Plant to the Paducah enrichment plant. EEI's common stock is held by Kentucky Utilities and three other utility companies. EEI sells its excess electricity to its sponsoring utilities for resale. The uranium enrichment facility is EEI's only end-user customer. For each of the three years in the period ended December 31, 1998, Kentucky Utilities derived less than 3% of its net income from its share of the earnings of EEI and OVEC. For more information concerning EEI, SEE CENTRAL ILLINOIS PUBLIC SERVICE CO., Holding Co. Act Release No. 10340, 32 S.E.C. 202 (Jan. 15, 1951); ELECTRIC ENERGY, INC., Holding Co. Act Release No. 10639, 32 S.E.C. 495 (June 26, 1951); ELECTRIC ENERGY, INC., Holding Co. Act Release No. 13312, 1956 WL 7451 S.E.C. (Nov. 19, 1956); and IN THE MATTER OF ELECTRIC ENERGY, INC., Holding Co. Act Release No. 13,781, 38 S.E.C. 658 (Nov. 28, 1958).

         While LG&E and Kentucky Utilities are currently the only subsidiaries of LG&E Energy that are public-utility companies under the Act, LG&E Energy has two other directly-owned subsidiaries, LG&E Energy Foundation, Inc.
("LG&E Energy Foundation") and LG&E Capital Corp. ("LG&E Capital"). LG&E Energy Foundation is a tax-exempt charitable foundation that makes charitable contributions to qualified entities. LG&E Capital, through various subsidiaries and joint ventures, is involved in numerous non-utility, energy-related businesses. The activities of these subsidiaries are more fully described under Item 1.B.4(a) below. For the year-ended December 31, 1998, approximately 16% of LG&E Energy's consolidated operating revenues and 18% of its consolidated operating income were derived from the non-utility businesses. As of December 31, 1998, approximately 20% of LG&E Energy's consolidated assets were invested in non-utility businesses. For the twelve months ended March 31, 1999, approximately 19% of LG&E Energy's consolidated operating revenues and 23% of its consolidated operating income were derived from non-utility businesses. As of March 31, 1999, approximately 22% of LG&E Energy's consolidated assets were invested in non-utility businesses.

         LG&E Energy's Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and the Chicago Stock Exchange. As of April 30, 1999, there were 129,677,030 shares of LG&E Energy Common Stock outstanding. LG&E Energy has no preferred stock outstanding. As of April 30, 1999, there was a total of 1,610,287 shares of LG&E preferred stock outstanding, under three separate series. As of April 30, 1999, there were 400,000 shares of Kentucky Utilities preferred stock outstanding. LG&E Energy's and LG&E's principal executive office is located at 220 West Main Street, Louisville, Kentucky 40202. Kentucky Utilities' principal executive office is located at One Quality Street, Lexington, Kentucky 40507. Copies of the Articles of Incorporation of LG&E Energy, LG&E and Kentucky Utilities are incorporated by reference as Exhibit A-1, Exhibit A-2 and Exhibit A-3.

On a consolidated basis, LG&E Energy's operating revenues and operating income for the twelve months ended December 31, 1998, were $2.002 billion and $384 million, respectively, consisting of the following (before intercompany eliminations):

                                 ($ in millions)

                                                              Operating                   Operating
                                                              Revenues                     Income
                                                              ---------                   ----------
LG&E
     Electric                                                      $659                      $152
     Gas                                                            192                         8

Kentucky Utilities (electric)                                       810                       157

LG&E Capital                                                        346                       105

Consolidated assets of LG&E Energy and its subsidiaries as of December 31, 1998 were approximately $4.8 billion, consisting of $3.0 billion in net electric utility property, plant and equipment; $300 million in net gas utility property, plant and equipment; and $1.5 billion in other corporate assets.

On a consolidated basis, LG&E Energy's unaudited operating revenue and operating income for the twelve months ended March 31, 1999, were $2.1 billion and $407.5 million, respectively, consisting of the following (before intercompany eliminations):

                                 ($ in millions)

                                                              Operating                   Operating
                                                              Revenues                     Income
                                                              ---------                   ----------
LG&E
     Electric                                                      $669                      $145
     Gas                                                            175                         6

Kentucky Utilities                                                  844                       163

LG&E Capital                                                        440                       132

Unaudited consolidated assets of LG&E Energy and its subsidiaries as of March 31, 1999, were approximately $4.8 billion, consisting of $2.9 billion in net electric utility property, plant and equipment; $300 million in net gas utility property, plant and equipment; and $1.6 billion in other corporate assets.

         More detailed information concerning LG&E Energy and its subsidiaries is contained in: (i) LG&E Energy's Annual Report on Form 10-K for the year ended December 31, 1998, its

Annual Report to Shareholders for the year ended December 31, 1998, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, and all of which are incorporated by reference as Exhibits H-1, H-3 and H-5, respectively, (ii) LG&E's Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which are incorporated by reference as Exhibits H-2 and H-6, respectively, and (iii) Kentucky Utilities Annual Report on Form 10-K for the year ended December 31, 1998, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, which are incorporated by reference as Exhibits H-4 and H-7.

                  (b)      WKEC

         As indicated above, LG&E Energy and its non-utility affiliates, WKE Corp., WKEC and Station Two Sub, entered into the Big Rivers Transactions in July 1998. The Big Rivers Transactions emanated out of bankruptcy proceedings relating to Big Rivers, an electric cooperative that was operating under Chapter 11 of the Bankruptcy Code. The purpose of the Big Rivers Transactions was to allow Big Rivers to emerge from bankruptcy as a financially viable utility capable of fulfilling its responsibilities toward its member cooperatives at rates materially lower than those that were in effect at the time. To that end, WKEC entered into a 25 year lease arrangement with Big Rivers pursuant to which WKEC leases all of Big Rivers' electric generating facilities and conducts the day to day operation of the facilities. WKEC also sells the power generated by the Big Rivers facilities to LEM, which is obligated to supply energy to Big Rivers and certain of its member cooperatives. LEM may resell to others the excess power. Big Rivers continues to own the generating facilities and owns and operates all its transmission facilities to meet the electricity requirements of its member cooperatives. Big Rivers also provides transmission access and services to LEM over Big Rivers' transmission facilities. WKEC is an EWG under the Act.

         Prior to the Big Rivers Transactions, Big Rivers operated and maintained an electric generating facility of the City of Henderson, Kentucky and purchased a substantial portion of the output of the City's facility under various contracts with the City. As indicated above, the City's facility serves retail customers and, therefore, in order for WKEC to qualify as an EWG it could not operate the City's facility. Accordingly, a separate entity, Station Two Sub, was created and, as part of the Big Rivers Transactions, substantially all of Big Rivers' rights and obligations under the contracts between Big Rivers and the City regarding the operation and maintenance of the City's facility and the disposition of excess power from such facility were assigned to, and assumed by, Station Two Sub. The rights and obligations to purchase and take title to the excess power were, in turn, assigned by Station Two Sub to LEM.

         Because the Big Rivers Transactions were not effective until July 1998, operating results for WKEC, WKE Corp. and Station Two Sub are not available for any periods prior to July 1, 1998. For the quarter ended March 31, 1999, WKEC's operating revenues and operating loss (on a pro forma basis) were approximately $60 million and $511,000, respectively.

         The total assets of WKEC as of March 31, 1999 (on a pro forma basis), were approximately $186 million.

         2.       Description of Energy Sales and Facilities

                  (a)      LG&E

                           (i)      Energy Sales

         For the year ended December 31, 1998, and the twelve months ended March 31, 1999, LG&E sold the following amounts of electric energy (at retail or wholesale) and distributed the following amounts of natural or manufactured gas at retail:

                                                                  Year-ended                 Twelve Months Ended
                                                               December 31, 1998               March 31, 1999
                                                               -----------------               --------------
         Mwh of electric energy sold (including amounts             15,874                          16,263
         delivered in interchange) - in thousands

         MMcf of gas distributed at retail (including               50,222                          48,290
         transported gas)

                           (ii)     Electric Generating Facilities

         LG&E's power generating system consists of eight coal-fired units operated at its three steam generating stations. Combustion turbines supplement the system during peak or emergency periods. At March 31, 1999, LG&E owned the following electric generating stations:

                                                                             Year in
                            Steam Stations:                                  Service         Capability Rating (Mw)
                                                                             -------         ----------------------
Mill Creek-Kosmosdale, Ky.
         Unit 1                                                                1972            303
         Unit 2                                                                1974            301
         Unit 3                                                                1978            386
         Unit 4                                                                1982            480            1,470
                                                                                               ---
Cane Run-near Louisville, Ky.
         Unit 4                                                                1962            155
         Unit 5                                                                1966            168
         Unit 6                                                                1969            240              563
                                                                                               ---
Trimble County-Bedford, Ky.
         Unit 1                                                                1990                             371(a)

Combustion Turbine Generators (Peaking capability):
         Zorn                                                                  1969             16
         Paddy's Run                                                           1968             43
         Cane Run                                                              1968             16
         Waterside                                                             1964             33              108
                                                                                                --              ---
                                                                                                              2,512
                                                                                                              -----
                                                                                                              -----

         (a) Amount shown represents LG&E's 75% interest in Trimble County. LG&E is responsible for operation of Unit 1 and is reimbursed by Illinois Municipal Electric Agency (IMEA) and Indiana Municipal Power Agency (IMPA) for expenditures related to Trimble County based on their proportionate share of ownership interest.

LG&E also owns an 80 Mw hydroelectric generating station located in Louisville, operated under license issued by the FERC.

         The 1998 electric system peak load for LG&E was 2,427 Mw and occurred on August 25, 1998, exclusive of off-system transactions. For the year ended December 31, 1998, approximately 84% of the kilowatt hour ("Kwh") sales of LG&E was obtained from coal-fired generation, 14% from purchases and approximately 1% from hydro and oil and gas-fired generation.

                           (iii)    Electric Transmission and Other Facilities

         As of December 31, 1998, LG&E's electric transmission system included 102 pole miles of 345 Kv line, 66 pole miles of 154 Kv line, 250 pole miles of 138 Kv line and 233 pole miles of transmission line of 69 Kv or less. As of December 31, 1998, LG&E's 21 transmission substations had a combined capacity of approximately 11,026,897 thousand kilovolt amps ("Kva") and the 83 distribution substations totaled approximately 3,383,530 thousand Kva. A map of LG&E's major electric transmission lines is filed as Exhibit E-3.

         Other assets owned by LG&E include electric distribution systems located throughout its service area, and property, plant and equipment owned or leased supporting its electric and gas utility functions. LG&E also owns or leases other physical properties, including real property, and other facilities necessary to conduct their operations. See Item 1.B.3. for information on present electric coordination.

                           (iv)     Fuel Sources

         LG&E's electric power generation is predominately coal-fired. LG&E's average cost of coal is set forth in the LG&E Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference as Exhibit H-2.

                           (v)      Gas Facilities

         LG&E provides natural gas service at retail in the Louisville metropolitan area and in 16 neighboring counties. LG&E is directly connected to two interstate pipelines and has a portfolio of supply arrangements in order to meet the needs of its customers.

         The gas properties of LG&E include 3,528 miles of natural gas distribution mains and 178 miles of transmission mains. LG&E operates underground gas storage fields with a current working gas capacity of 14.6 million Mcf. Gas is purchased and injected into storage during the summer season and is then withdrawn to supplement pipeline supplies to meet the gas-system load requirements during the winter season.

                  (b)      Kentucky Utilities

                           (i)      Energy Sales

         For the year ended December 31, 1998, and the twelve months ended March 31, 1999, Kentucky Utilities sold the following amounts of electric energy (at retail or wholesale):

                                                                      Year-ended              Twelve Months Ended
                                                                   December 31, 1998             March 31, 1999
                                                                   -----------------           ------------------
                  Mwh of electric energy sold                           23,124                      24,705,113
                  (including amounts delivered
                    in interchange) - in thousands

                           (ii)     Electric Generating Facilities

         Kentucky Utilities' power generating system consists of the twelve coal-fired units operated at its five steam generating stations. Combustion turbines supplement the system during peak or emergency periods. At March 31, 1999, Kentucky Utilities owned the following electric generating stations:

                     Steam Stations:                   Year in Service                  Capability Rating (Mw)
                                                       ---------------                  ----------------------
Ghent-Ghent, Ky.
     Unit 1 .....................................           1974                            487
     Unit 2 .....................................           1978                            516
     Unit 3 .....................................           1981                            506
     Unit 4 .....................................           1984                            491          2,000
                                                                                            ---
E.W. Brown-Burgin, Ky.
     Unit 1 .....................................           1958                            107
     Unit 2 .....................................           1963                            170
     Unit 3 .....................................           1972                            434            711
                                                                                            ---
Tyrone, Ky.
     Unit 1 and 2 ...............................           1948                            63
     Unit 3......................................           1948                            73             136
                                                                                            --
Green River-South Carrollton, Ky
     Unit 1 and 2................................           1950                            59
     Unit 3......................................           1954                            72
     Unit 4......................................           1959                            111            242
                                                                                            ---
Pineville-Four Mile, Ky
     Unit 3......................................           1941                            33              33


                     Steam Stations:                   Year in Service                  Capability Rating (Mw)
                                                       ---------------                  ----------------------
Combustion Turbine Generators (Peaking capacity)
     Haefling....................................           1971                            59
     E.W. Brown..................................          1994-96                          484            543
                                                                                            ---            ---
                                                                                                         3,665
                                                                                                         -----
                                                                                                         -----

Kentucky Utilities also owns a 24 Mw hydroelectric generating station located in Burgin, Kentucky.

         Under a contract with Owensboro Municipal Utilities (OMU), Kentucky Utilities has agreed to purchase from OMU the surplus output of the 150 Mw and 250 Mw generating units at OMU's Elmer Smith station. Purchases under the contract are made under a contractual formula which has resulted in costs which were and are expected to be comparable to the cost of other power purchased or generated by Kentucky Utilities. Such power constituted about 9% of Kentucky Utilities net system output during 1998.

         Kentucky Utilities owns 20% of the common stock of EEI, which, as noted above, owns and operates a 1,015 Mw generating station in southern Illinois. Kentucky Utilities entitlement is 20% of the available capacity of the station. Purchases from EEI are made under a contractual formula which has resulted in costs which were and are expected to be comparable to the cost of other power purchased or generated by Kentucky Utilities. Such power constituted about 8% of Kentucky Utilities net system output in 1998.

         The 1998 electric system peak load for Kentucky Utilities was 3,559 Mw and occurred on August 25, 1998. For the year ended December 31, 1998, approximately 73% of Kwh sales of Kentucky Utilities was obtained from coal-fired generation, approximately 26% from purchases and less than 1% from other generation.

                           (iii)    Electric Transmission and Other Facilities

         As of December 31, 1998, Kentucky Utilities' electric transmission system included 57 pole miles of 500 Kv lines, 356 pole miles of 345 Kv lines, 1,381 pole miles of 138-161 Kv lines and 2,472 pole miles of lines at 69 Kv or less. As of December 31, 1998, Kentucky Utilities' transmission substations had a combined capacity of 14,235,000 Kva and the distribution substations had a combined capacity of 4,172,000 Kva. These facilities are located within the states of Kentucky and Virginia. A map of Kentucky Utilities' major electric transmission lines is attached as Exhibit E-5.

         Other assets owned or leased by Kentucky Utilities include electric distribution systems located throughout its service territory and other physical properties, including real property, and other facilities necessary or appropriate to conduct its operations. See Item 1.B.3. for information on electric coordination.

                           (iv)     Fuel Sources

         Coal-fired generating units provided more than 98% of Kentucky Utilities' net kilowatt-hour generation for 1998. Kentucky Utilities' average cost of coal is set forth in its Annual

Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference as Exhibit H-4.

                  (c)      WKEC

                           (i)      Energy Sales

         For the quarter ended March 31, 1999, LEM sold 404,063 Mwh of electric energy at wholesale from the electric generating facilities of Big Rivers and the City of Henderson.

                           (ii)     Electric Generating Facilities

         WKEC's and Station Two Sub's electric generating system consists of 10 units at 5 generating stations. None of such units are owned by WKEC or Station Two Sub. The two units at the City of Henderson's Station Two Facility are neither leased nor owned by Station Two Sub, but only operated by Station Two Sub. The remainder of the units are leased by WKEC. At March 31, 1999, WKEC and Station Two Sub leased and/or operated the following electric generating stations:

        Station                          Type                   Year in Service         Capability Rating (Mw)
        -------                          ----                   ---------------         ----------------------
Kenneth C. Coleman
    Unit 1                          coal fired/steam             November 1969                   150
    Unit 2                          coal fired/steam            September 1970                   150
    Unit 3                          coal fired/steam             January 1972                    155
                                                                                                 ---
                                                                                                 455
Robert D. Green
    Unit 1                          coal fired/steam             December 1979                   231
    Unit 2                          coal fired/steam             January 1981                    223
                                                                                                 ---
                                                                                                 454
D.B. Wilson
    Unit 1                          coal fired/steam             November 1986                   420

Reid
    Unit 1                          coal-fired/steam             January 1966                     65
    Unit 2                         combustion turbine             March 1976                      65
                                                                                                 ---
                                                                                                 130
City of Henderson Station Two
    Unit 1                          coal-fired/steam               June 1973                     153
    Unit 2                          coal-fired/steam              April 1974                     159
                                                                                                 ---
                                                                                                 312

                           (iii)    Electric Transmission and Other Facilities

WKEC neither owns nor leases any transmission or distribution systems or properties. Big Rivers provides transmission service to WKEC and LEM pursuant to contract. WKEC has an agreement with Big Rivers to interconnect with the Big Rivers system and LEM (which sells the power generated by WKEC and at Station Two) also has contracted with Big
Rivers for firm point-to-point and network transmission service, pursuant to Big Rivers' open access transmission tariff on file with FERC. As described below, Big Rivers' transmission system is interconnected to both the LG&E and Kentucky Utilities transmission systems.

                           (iv)     Fuel Services

         Coal-fired generating units provided more than 99% of WKEC's and Station Two Sub's net Kwh generation for the first quarter of 1999.

         3.       Electric Coordination

         The following table sets forth certain information with respect to the electric utility operations of LG&E Energy as of December 31, 1998, adjusted to give effect to the Transaction (before intercompany eliminations).

                           Electric Operating                 Kwh of Electric Energy Sales
                           Revenues                           (including amounts delivered
                           ($ in millions)                    in interchange) - in thousands
                           ---------------                    ------------------------------
LG&E                          $659                                            15,873,788
Kentucky Utilities            $810                                            23,123,607
WKEC(2)                       $122                                             5,531,858

TOTAL                        $1591                                            44,529,253

The following table sets forth certain unaudited information with respect to the electric utility operations of LG&E Energy for the three months ended March 31, 1999, adjusted to give effect to the Transaction (before intercompany eliminations).

                           Electric Operating                 Kwh of Electric Energy Sales
                           Revenues                           (including amounts delivered
                           ($ in millions)                    in interchange)
                           ---------------                    ---------------
LG&E                           $151                                   3,983,461
Kentucky Utilities             $217                                   6,449,535
WKEC                           $ 60                                   2,846,494

TOTAL                          $428                                  13,279,490

         LG&E and Kentucky Utilities are already physically interconnected through transmission lines that they own, including two 138 Kv transmission lines and two 69 Kv transmission lines. LG&E and Kentucky Utilities also are already physically interconnected to Big Rivers' transmission system (which serves WKEC) through transmission lines that they own, including

------------------------
(2) Numbers provided for WKEC are estimates only. WKEC's operations did not commence until July 1998.

one 138 Kv line to LG&E and one 138 Kv line and one 161 Kv line to Kentucky Utilities. LG&E, Kentucky Utilities and Big Rivers are three of the 28 members of the East Central Area Reliability Coordination Agreement, the purpose of which is to augment the reliability of the members' bulk power supply through coordination of planning and operation of generation and transmission facilities. The members are engaged in the generation, transmission and sale of electric power and energy in the east central area of the United States, which covers all or portions of Michigan, Indiana, Ohio, Kentucky, Pennsylvania, Virginia, West Virginia and Maryland. LG&E and Kentucky Utilities have developed a Power Supply System Agreement pursuant to which they designate an operating committee to coordinate joint planning for new facilities, load responsibility, reserve levels and maintenance schedules. The Agreement establishes the terms for intercompany exchanges of energy, joint dispatch of generating facilities and provision of emergency service. Pursuant to a Transmission Coordination Agreement, the transmission systems of LG&E and Kentucky Utilities are operated as a single control area from a common transmission center and are governed by a single system open access tariff offering both network service and point-to-point service on their combined transmission facilities. Although the LG&E and Kentucky Utilities systems are being operated as a single system, economically dispatched, due to regulatory constraints, the system of WKEC will not be operated as a single system, economically dispatched with the LG&E and Kentucky Utilities system. Absent these regulatory constraints, however, the WKEC system would be capable of being operated as a single system, economically dispatched with the LG&E and Kentucky Utilities system.

         LG&E and Kentucky Utilities are also each directly interconnected to numerous other neighboring utilities. In addition to its direct interconnections with Kentucky Utilities and Big Rivers, LG&E is also directly interconnected with 9 neighboring utilities: PSI Energy, The Cincinnati Gas & Electric Company, Southern Indiana Gas and Electric Company, American Electric Power (Indiana Michigan Power Company), OVEC, Tennessee Valley Authority, Wabash Valley Power Association, Indiana Municipal Power Agency and East Kentucky Power Cooperative. In addition to its direct interconnection with LG&E and Big Rivers, Kentucky Utilities is directly interconnected with 10 neighboring utilities: American Electric Power (Ohio Power Company and Kentucky Power Company), Tennessee Valley Authority, East Kentucky Power Cooperative, Indiana Municipal Power Agency, Owensboro Municipal Utilities, OVEC, EEI, PSI Energy and Wabash Valley Power Association. In addition to its direct interconnections with LG&E and Kentucky Utilities, Big Rivers/WKEC is also directly interconnected with 5 neighboring utilities: Tennessee Valley Authority, Southern Indiana Gas and Electric Company, Hoosier Energy Rural Electric Cooperative, Southern Illinois Power Cooperative and Henderson Municipal Power and Light.

         All of the above interconnections are depicted on the map attached as Exhibit E-2.

         4.       Non-Utility Interests of LG&E Energy and WKEC

                  (a)      LG&E Energy

         In addition to LG&E and Kentucky Utilities, LG&E Energy has two other first-tier subsidiaries, LG&E Energy Foundation and LG&E Capital both of which are wholly-owned.

LG&E Energy Foundation, a charitable foundation exempt from Federal income tax under Section 501(c)(3) of the Internal Revenue Code, makes charitable contributions to qualified entities. LG&E Capital is the vehicle through which LG&E Energy is engaged in numerous non-utility ventures, including WKEC and Station Two Sub.

         Through its subsidiaries, LG&E Capital has interests in and operates electric power plants in several states and Spain. Each of these facilities is a qualifying cogeneration facility ("QF") under the Public Utility Regulatory Policies Act of 1978, an exempt wholesale generator ("EWG") under Section 32 of the Act or a foreign utility company ("FUCO") under Section 33 of the Act. LG&E Capital also has interests in and operates three natural gas distribution companies in Argentina, each of which is a FUCO. LG&E Capital is involved through various subsidiaries in energy marketing and trading and with respect to natural gas, LG&E Capital also is involved through subsidiaries in the gathering, processing, storage and transportation of natural gas. Effective June 30, 1998, LG&E Energy discontinued its merchant trading and sales business and announced its plans to sell its natural gas gathering and processing business. LG&E Energy, however, intends to maintain the technical systems and personnel necessary to engage in power marketing sales from assets it owns or controls, including LG&E, Kentucky Utilities and WKEC.

         On a pro forma basis, taking into account the Transaction, LG&E Energy's non-utility subsidiaries and investments constituted approximately 16% of LG&E Energy's consolidated assets as of December 31, 1998. LG&E Energy's non-utility subsidiaries provided approximately 15% of LG&E Energy's operating income for the year ended December 31, 1998. As of March 31, 1999, LG&E Energy's non-utility subsidiaries and investments constituted approximately 18% of LG&E Energy's consolidated assets and, for the twelve-months ended March 31, 1999, provided approximately 21% of LG&E Energy's total operating income.

                  (b)      WKEC

         As indicated above, WKEC currently is an EWG and Station Two Sub is not an electric utility company under the Act. Following the Transaction, however, WKEC will decertify as an EWG and become an electric utility company under the Act. At such time, WKEC will have no subsidiaries.

C.       Description of Transaction and Statement as to Consideration

         1.       Background

         Big Rivers is a rural electric cooperative utility, which provides generating and transmission services to its four owner members. Each of its members is a rural electric cooperative utility engaged in the distribution of electricity and collectively they serve approximately 92,000 customer members in 22 western Kentucky counties.

         Big Rivers began experiencing financial problems in the mid-1980's shortly after completing construction of its newest generating station, the Wilson Generating Station ("Wilson"). Those problems were precipitated by a number of factors, including the relatively high cost of Wilson, a significant reduction in load growth, and claims by two aluminum smelters (the "Smelters") being served by Big Rivers' member cooperatives that significant rate increases would render their operations noncompetitive in world markets and drive them out of business. Big Rivers was eventually able to negotiate a debt restructuring agreement with its creditors which the Kentucky Public Service Commission approved in 1987 along with higher rates for all customers, including new rates for the Smelters which varied with the price of aluminum.

         The revenue levels necessary to satisfy Big Rivers' debts as restructured in 1987 could not be achieved solely from power sales to its four member cooperatives. Rather, additional revenues were needed from the sale of increasing levels of power to non-member wholesale customers. Unfortunately, the wholesale market for power was soft during this time and Big Rivers' sales efforts were unsuccessful in producing the revenue levels necessary. By the early 1990's Big Rivers recognized that it would soon be in a default position and it began discussions with the Rural Utilities Service on the need for further debt restructuring.

         Big Rivers' fortunes also changed from bad to worse during this period with criminal and civil investigations and trials involving bribes and kickbacks in connection with its coal contracts and a former general manager. In an effort to find a long-term solution to its mounting financial problems, Big Rivers hired a "turn-around" specialist to advise and assist management in pursuing available business options. This action led to Big Rivers' solicitation of business offers and the eventual decision in early 1996 to pursue a business arrangement with PacifiCorp Holdings, Inc. ("PacifiCorp"). Under the terms of that transaction, a subsidiary of PacifiCorp would lease Big Rivers' generating units for 25 years and sell back to Big Rivers certain quantities of power at pre-established prices. While negotiating the terms of this transaction, Big Rivers was also negotiating with its major creditors to achieve a consensual restructuring of its debts and with the Smelters (which were the system's two largest retail customers) to achieve long-term rate reductions and rate stability. When its efforts to achieve a consensual debt restructuring were unsuccessful, Big Rivers filed on September 25, 1996 a petition for reorganization under Chapter 11 of the Bankruptcy Code.

         Big Rivers' Plan of Reorganization, as originally filed with the Bankruptcy Court on January 22, 1997, included the lease transaction with PacifiCorp and lower electric rates that had been negotiated with the two Smelters, one large non-smelter industrial customer and the four member cooperatives. During the following month the Bankruptcy Court initiated an auction process to determine whether the PacifiCorp lease was providing maximum value to the Big Rivers' estate. The only entity to submit a bid in this process was LG&E Energy. On March 19, 1997 the Bankruptcy Court accepted LG&E Energy's lease proposal (referred to above as the Big Rivers' Transactions) on the basis that it would provide greater value to the Big Rivers' estate. Pursuant to LG&E's lease proposal, subsidiaries of LG&E Energy would lease and operate the Big Rivers Facilities and would operate the City's Facility as described above. Their affiliate, LEM, agreed to purchase electricity from the Big Rivers facilities and the City's Facility. The transactions set forth in LG&E Energy's lease proposal are collectively referred to as the "Big Rivers Transactions."

         Big Rivers' Plan of Reorganization, as amended, which now included a lease transaction with the various subsidiaries of LG&E Energy and the lower rates previously negotiated with certain customers, was approved by the Bankruptcy Court on June 9, 1997. On June 30, 1997, Big Rivers and the various subsidiaries of LG&E Energy filed with the Kentucky Commission for approval of those aspects of the proposed Big Rivers Transactions that were subject to its jurisdiction; in particular, the lease by Big Rivers of its generating facilities, the restructuring of Big Rivers' rates and the findings necessary under Section 32(c) of the 1935 Act to permit those facilities to be operated by an EWG. After 5 days of hearings in November 1997, the Kentucky Commission directed the parties to renegotiate provisions relating to the sharing of certain potential "unforeseen costs" that might arise from environmental, regulatory or legislative changes. After extensive negotiations, the parties refiled the proposed transaction documents with the Kentucky Commission in February 1998, although at that time several issues remained unresolved. The primary changes between November and February were to transfer to LEM the responsibility of directly supplying to two member cooperatives the power necessary for those member cooperatives to serve their smelter customers and a reallocation of certain financial responsibilities among the parties. An additional day of hearings was held in March 1998 concerning the new proposals. Amended, executed documents were filed with the Kentucky Commission in April 1998. On April 30, 1998, the Kentucky Commission issued an order approving Big Rivers' proposal to lease its generating facilities to WKEC, finding that Big Rivers' facilities were "eligible facilities" as required by Section 32(c) of the 1935 Act, and approving in principle the parties' proposed resolution to the "unforeseen cost" issue, subject to filing of final documents. THE APPLICATION OF BIG RIVERS ELEC. CORP., LOUISVILLE GAS AND ELEC. CO, WESTERN KENTUCKY ENERGY CORP., WESTERN KENTUCKY LEASING CORP., AND LG&E STATION TWO INC. FOR APPROVAL OF WHOLESALE RATE ADJUSTMENT FOR BIG RIVERS ELEC. CORP. AND FOR APPROVAL OF TRANSACTION, Case No. 97-204, Order (KPSC, Apr. 30, 1998). However, the Kentucky Commission remained dissatisfied with certain aspects of the proposed rates that the member cooperatives proposed to pay for power, which costs would be passed-through to the member cooperatives' customers, and therefore rejected certain aspects of the parties' proposal. ID.

         In response, commencing May 15, 1998, the parties filed with the Kentucky Commission certain additional documents and amendments to documents previously filed that modified the transaction as necessary to address the Kentucky Commission's concerns. Final approval was issued by the Kentucky Commission on July 14, 1998, which approval was conditioned on the parties making one further amendment relating to the sharing of certain unforeseen costs. THE APPLICATION OF BIG RIVERS ELEC. CORP. FOR APPROVAL OF THE 1998 AMENDMENTS TO STATION TWO CONTRACTS BETWEEN BIG RIVERS ELEC. CORP. AND THE CITY OF HENDERSON, KENTUCKY AND THE UTIL. COMM'N OF THE CITY OF HENDERSON, Case No. 98-267, Order (KPSC, July 14, 1998). The parties made the requisite adjustment. Thus, the Big Rivers Transactions were thoroughly reviewed by the Kentucky Commission and its concerns addressed in full.(3)

------------------------
(3) After modifications were made to the Big Rivers Transactions in response to the requests made by the Kentucky Commission discussed above, Big Rivers modified its Plan of Reorganization, as amended, to reflect the changes to the Big Rivers Transactions. On June 1, 1998, the Bankruptcy Court, again with the support of Big Rivers' primary creditor and ratepayer constituencies, approved the modifications to Big Rivers' Plan of Reorganization and the Big Rivers Transactions.

         In April 1998, as supplemented on June 9, 1998, to include revisions made to accommodate the concerns of the Kentucky Commission, the LG&E Energy subsidiaries requested that FERC disclaim jurisdiction over WKEC's lease of Big Rivers' generation facilities and Station Two Sub's operation of Station Two and grant LEM authority to sell ancillary services at cost-based rates. These requests were granted by FERC on June 29, 1998. WESTERN KENTUCKY ENERGY CORP., 83 FERC PARA 61,336 (1998). On July 8, 1998, FERC granted WKEC's application for EWG status, which had been submitted on April 30, 1998 and amended on May 7, 1998, June 15, 1998 and July 2, 1998. WESTERN KENTUCKY ENERGY CORP., 84 FERC PARA 62,027 (1998). Authorization for Station Two Sub and WKEC to sell power at market-based rates had been granted on February 25, 1998 (although Station Two Sub has never exercised such right and, as discussed below, has filed with FERC notification of cancellation of its market-based rate schedule, which was accepted effective February 4, 1999). WKE STATION TWO INC., 82 FERC PARA 61,178 (1998). Letter Order, WKE STATION TWO INC., ET AL., Docket No. ER99-1735-000 (issued March 16, 1999). LG&E Energy also submitted a request for and received a No-Action Letter from the Staff of the Commission regarding the status of Station Two Sub and LEM under the Act. The Big Rivers Transactions, as modified to meet the Kentucky Commission's directives, were then consummated in July 1998.

         At the time the Big Rivers Transactions were structured in March 1997, a decision was made to separate the duties, responsibilities and employees relating to the Big Rivers' facilities and the City's Facility. At the time this decision was made, it was believed that the Big Rivers' facilities and City's Facility could be operated efficiently in this manner.

         After approximately eight months of operation of the Big Rivers' facilities and the City's Facility, LG&E Energy has now determined that the separation of the duties, responsibilities and employees among WKE Corp., WKEC, Station Two Sub and LEM have led to numerous operational inefficiencies and duplication of effort. These inefficiencies and duplications have caused LG&E Energy to determine that the Big Rivers Transactions, as presently constituted, are not achieving the level of savings that they should be producing. Consequently, through the Transaction, LG&E Energy now desires to combine WKE Corp., WKEC and Station Two Sub, with WKEC as the surviving corporation, and to transfer certain contracts relating solely to the Big Rivers Transactions for the sale of energy, capacity and ancillary services from LEM to WKEC. The Transaction is intended to simplify and consolidate responsibility within a single company, WKEC, for operation and management of all of the Big Rivers' facilities and the City's facility, and for the sale of power and ancillary services from those facilities.

         The Transaction will eliminate redundancies and inefficiencies, thereby promoting economies of scale. For example, the Transaction will promote more efficient use of the labor force currently divided among WKE Corp., WKEC and Station Two Sub. Currently, employees of WKEC-operated plants cannot be reassigned to Station Two Sub on a temporary basis without placing WKEC's EWG status at risk. Thus, when Station Two Sub needs additional assistance for a special maintenance project or to temporarily replace employees missing work, Station Two Sub must rely on more costly outside contractors. If WKEC and Station Two Sub were a single company, additional help would generally be reassigned to Station Two Sub from another plant (and Station Two Sub employees could be assigned elsewhere as needed). The Transaction also is expected to eliminate inefficiencies in purchasing. Currently, all material inventory must be assigned to one of the three entities. The computer software system does not allow employees of one entity to check on availability of material allocated to one of the other entities. This can result in inefficient inventory management and potentially higher purchasing costs. Consolidation of WKE Corp., WKEC and Station Two Sub also will eliminate the need to maintain separate computer systems and books and records for each of those companies.

         The Big Rivers Transactions were instrumental in the financial recovery of Big Rivers, and have made possible the provision of reliable, lower cost services for the benefit of ratepayers in the Western Kentucky region. The Transaction will further these goals. The role of the three subsidiaries of LG&E Energy in the reorganization of Big Rivers was a necessary piece in a complicated series of interrelated agreements that all have the ultimate objective of assisting Big Rivers to emerge from bankruptcy. Consequently, the Transaction and the Big Rivers Transactions are expected to produce substantial benefits to the public, investors and consumers. Among other things, LG&E Energy believes that the Transaction offers significant operational and financial benefits to LG&E Energy and its shareholders, as well as to the employees, customers and the communities in which they do business.

         2.       Merger Agreement

                  Assuming approval of this Application-Declaration, WKE Corp., WKEC and Station Two Sub will enter into a merger agreement. Pursuant to this merger agreement, each of WKE Corp. and Station Two Sub will be merged into WKEC, with WKEC as the surviving corporation.

         3.       Management of LG&E Energy Following the Transaction

                  The officers and directors of LG&E Energy, LG&E and Kentucky Utilities will be unaffected by the Transaction. It is expected that following the Transaction, the officers and directors of WKEC will be the same persons who served as officers and directors of WKEC prior to the Transaction.

Item 2.           Fees, Commissions and Expenses

         The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Transaction are estimated as follows:


Accountant's fees.............................................$    0
                                                               ----------
Legal fees and expenses relating to the Act...................$    35,000
                                                               ----------
Other legal fees and expenses.................................$    15,000
                                                               ----------

                                      19


Other expenses relating to the Transaction
and miscellaneous...............................................$    0
                                                               ----------
TOTAL(4)  ......................................................$ 50,000
                                                               ----------

Item 3.           Applicable Statutory Provisions

         Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the proposed Transaction. To the extent that other sections of the Act or the Commission's rules thereunder are deemed to be applicable to the Transaction, such sections and rules should be considered to be set forth in this Item 3.

         Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person...to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate...of such company and of any other public-utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11) of the Act, an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company," and "any company 5 per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company...."

         LG&E and Kentucky Utilities, along with EEI and OVEC, are "public-utility companies" as defined in Section 2(a)(5) of the Act. Following the Transaction, WKEC also will be a "public utility company" as defined in Section 2(a)(5) of the Act. Since LG&E Energy currently owns more than five percent of the voting securities of LG&E and Kentucky Utilities (and, indirectly, EEI and OVEC), and, as a result of the Transaction will acquire more than five percent of the voting securities of WKEC, LG&E Energy must obtain the approval of the Commission for the Transaction under Section 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the Transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

         As set forth more fully below, the Transaction complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission:

         - The consideration to be paid in the Transaction is fair and reasonable;
         - The Transaction will not create detrimental interlocking relations or concentration of control;
         - The Transaction will not result in an unduly complicated capital structure for the LG&E Energy system;
         - The Transaction is in the public interest and the interests of investors and consumers;
         - The Transaction is consistent with Sections 8 and 11 of the Act;

------------------------
(4)      Preliminary estimate.

         - The Transaction tends toward the economical and efficient development of an integrated electric utility system; and
         -        The Transaction will comply with all applicable state laws.

A.       Section 10(b)

         Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

                  (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

                  (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

                  (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding-company system.

         1.       Section 10(b)(1)

                  (a)      Interlocking Relations

         Interlocking relationships already exist among LG&E Energy, WKEC, WKE Corp. and Station Two Sub. By its nature, any merger of affiliates will not have the effect of creating greater interlocking relationships than currently exist. Even these existing links, however, are not the types of interlocking relationships targeted by Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. The Commission has recognized that in the interest of efficiencies and economics, the existence of such interlocking relationships is permissible. SEE NORTHEAST UTILITIES, Holding Co. Act Release No. 25221, 47 S.E.C. Docket 1270 (Dec. 21,
1990). Moreover, the benefits that will accrue to the public, investors and consumers from the consolidation of WKE Corp., WKEC and Station Two Sub make clear that whatever interlocking relationships may continue to exist from the Big Rivers Transactions are not detrimental.

                  (b)      Concentration of Control

         As is evident from the discussion above, the Transaction is purely an internal consolidation of affiliated companies. It will not involve the acquisition of any interest in any non-affiliate. Therefore, the Transaction will have absolutely no effect on the concentration of control. Moreover, the FERC and the Kentucky Public Service Commission, in separate prior proceedings considered the possible anti-competitive effects of the assumption by LG&E Energy of operational control of the Big Rivers and City of Henderson generating facilities and the sale of power therefrom by LEM. In particular, in approving the LG&E
Energy/KU Energy merger, the FERC took into account the effect on competition of the proposed Big Rivers Transactions. The FERC found that there would be no adverse effect on competition. No material change in facts has occurred since the date of the FERC approval that would alter that conclusion. The purely internal consolidation contemplated by the Transaction will have no effect on competition. FERC has subsequently approved the consolidation of WKE Corp., WKEC and Station Two Sub and the acquisition by WKEC, the surviving corporation, of certain tariffs, contracts and service agreements held by LEM. In connection with this approval, no new market power analysis was prepared and none was requested by FERC.

         Even if one were to disregard the fact that this Transaction is a purely internal consolidation and undertake the analysis anew, the Transaction would not tend toward the concentration of control, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

         Section 10(b)(1) is intended to prevent utility acquisitions that would result in "huge, complex, and irrational holding company systems at which the Act was primarily aimed." IN THE MATTER OF AMERICAN ELECTRIC POWER COMPANY, INC., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1307 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." VERMONT YANKEE NUCLEAR POWER CORP., ET AL., Holding Co. Act Release No. 15958, 43 S.E.C. 693, 700 (Feb. 6, 1968). The Transaction will not create a "huge, complex and irrational system," but rather will afford the opportunity to achieve economies of scale and efficiencies which are expected to benefit investors and consumers. Additionally, this internal consolidation will not make the LG&E Energy system more complex and irrational, but will in fact make the LG&E Energy system more simple and will result in fewer affiliate transactions.

         Size: While the Transaction will result in a large utility system, it certainly will not be one that exceeds the economies of scale of current electric generation and transmission technology. If approved, the LG&E Energy system will serve approximately 809,000 electric customers and 289,000 gas customers in one state, Kentucky, and 29,000 electric customers in Virginia. As of March 31, 1999, the combined consolidated unaudited assets of LG&E Energy totaled approximately $4.8 billion and, for the three months ended March 31, 1999, combined unaudited operating revenues totaled approximately $565 million. As of March 31, 1999, the combined summer generating capacity of LG&E and Kentucky Utilities (including their share of OVEC and EEI capacity) and WKEC totaled 11,100 Mw.

         The Commission has approved a number of acquisitions involving larger utilities. SEE, E.G., SEMPRA ENERGY, Holding Co. Act Release No. 26890, 67 S.E.C. Docket 994, (June 26, 1998); AMEREN CORPORATION, Holding Co. Act Release No. 26809, 66 S.E.C. Docket 485 (December 30, 1997); NEW CENTURY ENERGIES, INC., Holding Co. Act Release No. 26748, 65

S.E.C. Docket 304, (Aug. 1, 1997); TUC HOLDING COMPANY ET AL., Holding Co. Act Release No. 26749, 65 S.E.C. Docket 326, (Aug. 1, 1997); HOUSTON INDUSTRIES INCORPORATED ET AL., Holding Co. Act Release No. 26744, 65 S.E.C. Docket 83, (July 24, 1997); CINERGY CORP., Holding Co. Act Release No. 26146, 57 S.E.C. Docket 2353, (Oct. 21, 1994); ENTERGY CORPORATION ET AL., Holding Co. Act Release No. 25952, 55 S.E.C. Docket 2035, (Dec. 17, 1993); NORTHEAST UTILITIES, SUPRA; CENTERIOR ENERGY CORP., Holding Co. Act Release No. 24073, 35 S.E.C. Docket 769 (April 29, 1986); IN THE MATTER OF AMERICAN ELECTRIC POWER COMPANY, INC., SUPRA. Following the Transaction, LG&E Energy will be a mid-size exempt holding company, and its operations will not exceed the economies of scale of current electric generation and transmission technology or provide undue power or control to LG&E Energy in the region in which it will provide service.

         Efficiencies and economies: The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. As the Commission stated in IN THE MATTER OF AMERICAN ELECTRIC POWER COMPANY, although the framers of the Act were concerned about "the evils of bigness
 ... they were also aware that the combination of isolated local utilities into an integrated system afforded opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations...[and] [t]hey wished to preserve these opportunities...." SUPRA at 1309.

         More recent pronouncements of the Commission confirm that size is not determinative. Thus, in CENTERIOR ENERGY CORP., the Commission stated that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." SUPRA, at 771; SEE ALSO ENTERGY CORPORATION, SUPRA. In addition, in the report issued by the Division of Investment Management in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report"), the Division recommended that the Commission approach its analysis on merger and acquisition transactions in a flexible manner with emphasis on whether the transaction creates an entity subject to effective regulation and is beneficial for shareholders and customers as opposed to focusing on rigid, mechanical tests.(5)

         By virtue of the Transaction, LG&E Energy will be in a position to realize the opportunities for economies of scale, the elimination of duplicate facilities and activities and generally more efficient operations, all of which are described by the Commission in IN THE MATTER OF AMERICAN ELECTRIC POWER COMPANY, SUPRA, at 1309. Among other things, the Transaction is expected to eliminate redundancies and inefficiencies, thereby promoting economies of scale, reducing labor costs and reducing corporate and administrative expenses. These expected economies and efficiencies from the Transaction are described in greater detail in Item 3.B.2(a) below.

         Competitive Effects: Section 10(b)(1) also requires the Commission to consider possible anticompetitive effects of a proposed combination. SEE ENTERGY CORPORATION ET AL., SUPRA at

------------------------
(5)      1995 Report at 65-66.

2041, citing MUNICIPAL ELECTRIC ASSOCIATION V. S.E.C., 413 F. 2d 1052, 1056-1057 (D.C. Cir. 1969). As the Commission noted in NORTHEAST UTILITIES, the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged customers." SUPRA at 1282. Prior to the consummation of the Big Rivers Transactions in July 1998, LG&E Energy filed a Notification and Report Form with the Department of Justice and the Federal Trade Commission pursuant to the HSR Act describing the effects of the Big Rivers Transactions on competition in the relevant market. The purely internal consolidation does not change in any material manner the analysis of the competitive effects.

         For these reasons, the Transaction will not "tend towards interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

         2.       Section 10(b)(2)

         As noted above, the Commission may not approve the Transaction under
Section 10(b)(2) if it finds that the consideration to be paid in connection with the Transaction, including all fees, commissions and other remuneration, is "not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of...the utility assets underlying the securities to be acquired...."

                  (a)      Reasonableness of Consideration

                  LG&E Energy believes that standards of Section 10(b)(2) regarding consideration are satisfied in the present case for the following reasons.

         First, no additional consideration will be paid as a result of the Transaction. As part of LG&E Energy's initial arrangement with Big Rivers, LG&E Energy and its affiliates agreed to pay Big Rivers $55.9 million for the first two years and $31 million for each of the remaining 23 years of the 25 year lease of the generating facilities.

                  (b)      Reasonableness of Fees

         As set forth on page 19, the total fees and expenses to be incurred in connection with this Transaction are expected to be less than $50,000. LG&E Energy and KU Energy believe that the overall fees, commissions and expenses incurred and to be incurred in connection with the Transaction are reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors and consumers are consistent with recent precedent, and meet the standards of Section 10(b)(2). SEE NEW CENTURY ENERGIES, INC., SUPRA; TUC HOLDING COMPANY ET AL., SUPRA; HOUSTON INDUSTRIES INCORPORATED ET AL., SUPRA; CINERGY CORP., SUPRA; NORTHEAST UTILITIES, SUPRA; ENTERGY CORPORATION, ET AL., SUPRA.

         3.       Section 10(b)(3)

         Section 10(b)(3) requires the Commission to determine whether the Transaction will "unduly complicate the capital structure" of the LG&E Energy system or will be "detrimental to the public interest or the interest of investors or consumers or the proper functioning" of the LG&E Energy system.

         Capital structure: The corporate capital structure of LG&E Energy after the Transaction will not be unduly complicated, will be identical to its capital structure prior to the Transaction and will be substantially similar to the capital structure approved by the Commission in other orders, including the Commission's recent order in the LG&E Energy/KU Energy merger. SEE, E.G., LG&E ENERGY CORP., SUPRA; CENTERIOR ENERGY CORP., SUPRA; MIDWEST RESOURCES, INC., ET AL., Holding Co. Act Release No. 25159, 47 S.E.C. Docket 252 (Sept. 26, 1990); CINERGY CORP., SUPRA.

         The capital structure of LG&E Energy as of March 31, 1999 is as follows

                          LG&E Energy Capital Structure
                              (dollars in millions)

Common stock equity                            $1,259
Preferred stock                                   135
Long-term debt                                  1,511
                                                -----
     Total                                      2,905

         LG&E Energy's common equity to total capitalization ratio of 43% is significantly higher than Northeast Utilities' 27.6% common equity position and comfortably exceeds the "traditionally acceptable 30% level." NORTHEAST UTILITIES, SUPRA, at 1279.

         Protected interests: Section 10(b)(3) also requires the Commission to determine whether the proposed combination will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the LG&E Energy system. The Transaction is entirely consistent with the proper functioning of the LG&E Energy holding company system. LG&E's, Kentucky Utilities' and WKEC's utility operations will be capable of integration. Further, the combination will result in substantial, otherwise unavailable, savings and benefits that will improve the efficiency of their respective systems.

B.       Section 10(c)

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
                  Section 8 or is detrimental to the carrying out of the provisions of Section 11(6); or

         (2) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system....

         1.       Section 10(c)(1)

                  (a)      Compliance With Section 8

         Section 8 prohibits registered holding companies from acquiring properties which would result in combined gas and electric operations in the same area without the authorization of the appropriate state commission, where state law prohibits or requires authorization for such combined operations.
Section 8 applies only to registered systems and thus, by its terms, is not applicable to LG&E Energy or the Transaction. The Big Rivers Transactions were approved by the Kentucky Commission in July 1998. As this Transaction is purely an internal consolidation, no further authorization from the Kentucky Commission is required.

                  (b)      No Detriment to the Carrying Out of Section 11

         Section 11 of the Act sets forth the integration and simplification requirements of the Act applicable to registered holding company systems.
Section 11 requires the Commission to take action with respect to registered holding company systems that will (1) limit the operations of each registered holding company system to a single integrated public-utility system, certain "functionally related" businesses(7), and one or more additional integrated public utility systems meeting certain requirements (Section 11(b)(1)); and
(2) ensure that the registered system has a simplified corporate structure without undue or unnecessary complications or inequitable distribution of voting power (Section 11(b)(2)).

         Section 11(b)(1) of the Act requires a registered holding company, with limited exceptions, to limit its operations to "a single integrated public utility system, and to such other

------------------------
(6) By their terms, Sections 8 and 11 only apply to registered holding companies and are therefore inapplicable at present to LG&E Energy, since it is not a registered holding company. Also, under the present transaction structure, LG&E Energy will remain an exempt holding company after consummation of the Transaction.

(7) SEE MISSISSIPPI POWER & LIGHT CO. S.E.C. No-Action Letter [1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) PARA 77,241 at 78,047 (July 1, 1982) (holding company's electric utility subsidiary's acquisition of a 40% interest in a cable television company did not bear the "functional relationship" to the operation of the utility system required by Section 11(b)(1) of the Act); CONSOLIDATED NATURAL GAS SERVICE CO., S.E.C. No-Action Letter [1982-1983 Transfer Binder] Fed. Sec. L. Rep. (CCH) PARA 77,328 at 78,224 (Oct. 27, 1982) (("functional relationship") test requires that acquisition be "reasonably incidental" or "economically necessary" to operations of utility systems).

business as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." The combined utility assets (LG&E, Kentucky Utilities and WKEC) of LG&E Energy following the Transaction will not together technically constitute an integrated public utility system within the meaning of the Act. Instead, the LG&E/Kentucky Utilities system and the WKEC system will each remain an integrated public utility system within the meaning of section 2(a)(29)(A) of the Act.

         LG&E and Kentucky Utilities are currently, and following the Transaction will continue to be, economically operated as a single interconnected and coordinated system, economically dispatched. The two companies are interconnected by a transmission system that allows the transfer of power between LG&E and Kentucky Utilities to achieve production cost savings. LG&E and Kentucky Utilities were recently determined by the Commission to be an integrated electric system.(8) As indicated above, the LG&E/Kentucky Utilities system and the WKEC system are (i) physically interconnected through two 138 Kv lines and one 161 Kv line and (ii) serve adjacent areas, predominantly within the Commonwealth of Kentucky. Although the WKEC system would be physically capable of being fully integrated and economically dispatched with the LG&E/Kentucky Utilities system, due to unique regulatory constraints, it is expected that following the Transaction, WKEC will continue to be dispatched separately from LG&E and Kentucky Utilities. WKEC, however, will have firm point-to-point and network transmission access to Big Rivers transmission system (which is already physically interconnected with each of LG&E and Kentucky Utilities) pursuant to contract and Big Rivers' open access transmission tariff on file with FERC.

         Section 11, however, applies only to registered holding companies. In a proceeding under Section 9(a)(2) where the resulting system would be exempt, as well as in proceedings under Section 3 for the grant of an exemption, compliance with the standards of Section 11 is not required.(9) As the Commission has stated in approving an exempt company's application under both Section 9(a)(2) and Section 3, "Section 10(c)(1)'s requirement that the acquisition not be 'detrimental' to carrying out the provisions of Section 11 does not mandate that the latter section's integration requirements be met."(10) Instead, in applying Section 10(c)(1) to an exempt system, the Commission looks to whether the acquisition would be detrimental to the public interest.

------------------------
(8) LG&E ENERGY CORP., Holding Co. Act Release No. 26866, 67 SEC Docket 107 (April 30, 1998).


(9) SEE E.G., CMP GROUP, INC., ET AL, Holding Co. Act Release No. 26977, 69 S.E.C. Docket 329 (Feb. 12, 1999); PP&L RESOURCES, INC., ET AL, Holding Co. Act Release No. 26905, 67 S.E.C. Docket 1685 (August 12, 1998); BL HOLDING CORP., Holding Co. Act Release No. 26875, 67 S.E.C. Docket 404 (May 15, 1998); TUC HOLDING COMPANY ET AL., SUPRA, at 305. ("By its terms, however, Section 11(b)(1) applies only to registered holding companies."); GAZ METROPOLITAIN, INC., Holding Co. Act Release No. 26170, 58 S.E.C. Docket 189, 193 (Nov. 23, 1994) ("Exempt holding companies are not directly subject to Section 11(b)(1)'s integration standards."). SEE ALSO the 1995 Report at 61. ("Section 11's integration provisions apply only to registered holding companies"); DOMINION RESOURCES, INC., Holding Co. Act Release No. 24618 40 S.E.C. Docket 847, 849 (Apr. 5, 1988) (where no consideration of Section 11(b)(1) was necessary as DRI was entitled to an exemption under Rule 2 of the Act.)

(10)     GAZ METROPOLITAIN INC., SUPRA, note 9, at 193.

         Generally, section 11(b)(1) permits the acquisition and retention of more than one integrated system only if the requirements of section 11(b)(1)(A)-(c) ("ABC clauses") are satisfied. As previously indicated, however, section 11(b)(1) by its terms applies only to registered holding companies. The Commission has previously determined that a holding company may acquire utility assets "that will not when combined with the acquiring company's existing utility assets make up an integrated system or comply fully with the ABC clauses, provided that there is DE FACTO integration of contiguous utility properties and the holding company will be exempt from registration under section 3 of the Act following the acquisition."(11) The Transaction meets these conditions for approval.

         In this matter, there will be DE FACTO integration of the combined utility properties. The respective service territories of the systems are adjacent/contiguous. LG&E Energy will provide the two systems with administrative services, including centralized accounting, human resources and corporate reporting services. The Transaction will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that section 11(b)(1) and the Act generally were intended to address. The Transaction should have no effect upon the ability of state and local ratemaking authorities to carry out their statutory duties.

         With respect to combination gas and electric systems, which could raise integration issues under Section 11 for registered holding companies, the Commission approves applications for exempt systems where it finds generally that the other requirements of Section 10 have been met and that the appropriate state commission has acted favorably. SEE, E.G. CMP GROUP, INC., ET AL, SUPRA, note 9; BL HOLDING CORP., SUPRA, note 9; TUC HOLDING COMPANY ET AL., SUPRA; WPL HOLDINGS, INC.(12); DOMINION RESOURCES, INC., SUPRA; NEW CENTURY ENERGIES, supra, note 9. In light of this Commission precedent involving combination gas and electric companies, and in light of the Commission's recent approval of the combination of the electric utility system of Kentucky Utilities with the combination electric and gas system of LG&E, the Transaction clearly satisfies the requirements of Section 10(c)(1). For these reasons, no adverse finding is required under Section 10(c)(1).

         2.       Section 10(c)(2)

         Because the Transaction is expected to result in cost savings and synergies, it will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by Section 10(c)(2) of the Act. "The Commission has previously determined ... that where a holding company will be exempt from registration under section 3 of the Act following an acquisition of non-integrating utility assets, it suffices for purposes of section 10(c)(2) to find benefits to one integrated system."(13) The Transaction

------------------------
(11) TUC HOLDING COMPANY ET AL., SUPRA at 306, citing GAZ METROPOLITAIN, INC., Holding Co. Act Release No. 26170 (Nov. 23, 1994). See also, CMP GROUP, INC., ET AL, SUPRA, note 9; PP&L RESOURCES, INC., ET AL, SUPRA, note 9 and BL HOLDING CORP., SUPRA, note 9.

(12) WPL HOLDINGS, INC., Holding Co. Act Release No. 24590, 49 S.E.C. 761 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom. WISCONSIN'S ENVIRONMENTAL DECADE, INC. V. S.E.C., SUPRA.

(13) TUC HOLDING COMPANY ET AL., SUPRA at 306, citing GAZ METROPOLITAIN, INC., SUPRA, note 9.

clearly satisfies this requirement as it will produce benefits to the electric utility business of WKEC.

                  The Transaction will produce economies and efficiencies sufficient to satisfy the standards of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. SEE IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA at 1320-1321. Some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered. "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." CENTERIOR ENERGY CORP., SUPRA at 775, citing IN THE MATTER OF AMERICAN ELECTRIC POWER CO., SUPRA.

                  The Transaction is expected to yield several types of presently quantifiable benefits and savings, which are identified by area below: (1) corporate and operations labor costs, and integration; and (2) corporate and administration programs.

         Corporate and Operations Labor Costs Savings: LG&E Energy believes that a net reduction in labor costs can be achieved as a result of the Transaction through better utilization of workforce. Currently, employees of WKEC-operated plants cannot be reassigned to Station Two Sub on a temporary basis without placing WKEC's EWG status at risk. Thus, when Station Two Sub needs additional assistance for a special maintenance project or to temporarily replace employees missing work, Station Two Sub must rely on more costly outside contractors. If WKEC and Station Two Sub were a single company, additional help could generally be reassigned to Station Two Sub from another plant (and Station Two Sub employees could be assigned elsewhere as needed).

         Corporate and Administrative Programs: LG&E Energy believes that a reduction in corporate and administrative programs can be achieved through the consolidation of overlapping or duplicative programs (some of which are performed in triplicate) and expenses. Specific areas in which savings are expected to occur include accounting systems, inventory control systems, other computer and information systems, and payroll.

         As described earlier, the system will facilitate efficient operation. Finally, the Transaction will not impair the effectiveness of state regulation. LG&E and Kentucky Utilities will continue their separate existence as before and their utility operations will remain subject to the same regulatory authorities by which they are presently regulated, namely the Kentucky Commission, Virginia Commission and the FERC. The consolidated operations of WKEC also will remain subject to the same regulatory authorities by which the operations of WKE Corp., WKEC and Station Two Sub are presently regulated, namely the FERC. All required regulatory approvals for consummation of this Transaction will be obtained.

C.       Section 10(f)

         Section 10(f) provides that:

         The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.

As described below under Item 4, Regulatory Approvals, LG&E Energy intends to comply with all applicable state laws related to the Transaction.

D.       Section 3(a)(1)

         LG&E Energy requests that the Commission issue an order under Section 3(a)(1) declaring that LG&E Energy and its wholly-owned subsidiary, LG&E Capital Corp., will be exempt from all provisions of the Act except Section 9(a)(2). As indicated above, LG&E and Kentucky Utilities are each public utility companies and first-tier subsidiaries of LG&E Energy. Following the Transaction, WKEC will be a public utility company and a first-tier subsidiary of LG&E Capital Corp.
Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

                  such holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are [1] predominantly intrastate in character and [2] carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.

LG&E Energy, LG&E Capital Corp. and each of its material public utility subsidiaries(14) following the Transaction will be Kentucky corporations operating primarily in Kentucky. LG&E Energy and LG&E Capital Corp. therefore will meet the second part of the Section 3(a)(1) test.

         With regard to the first part of the test, in determining whether a company's operations are "predominantly intrastate in character," the Commission has primarily examined the amount of utility revenues derived by that entity from out-of-state activities,(15) but has also considered out-


------------------------
(14) Although EEI is and will be a subsidiary of LG&E Energy following consummation of the Transaction and is not a Kentucky corporation, the Commission recently determined that it will not be a material public utility subsidiary of LG&E Energy. LG&E ENERGY CORP., SUPRA. Neither OVEC nor IKEC is a "subsidiary" of LG&E Energy because LG&E Energy's total indirect ownership of OVEC is only 7.4%.

(15) SEE IN THE MATTER OF COMMONWEALTH EDISON CO., Holding Co. Act Release No. 8331, 28 S.E.C. 172, 173 (June 30, 1948); YANKEE ATOMIC ELECTRIC CO., Holding Co. Act Release No. 13048, 36 S.E.C. 552 (Nov. 25, 1955). The focus of these Section 3(a)(1) orders is on the "predominantly intrastate" requirement of the exemption.

of-state service area, customers, property, generation and sales.(16) While no specific numerical tests have been set as a guide for interpreting the meaning of the term "predominantly" in order to establish eligibility for this exemption, holding companies have claimed exemptions under Section 3(a)(1) pursuant to Rule 2 with disclosed out-of-state utility revenue percentages as high as 22.4% and disclosed out-of-state energy sales as high as 36.3% which exemptions have not been challenged by the Commission.(17) Furthermore, the Commission has issued orders granting exemptions under Section 3(a)(1) to holding companies with out-of-state revenues of up to 19.8%.(18)

         In the case of the public utility system to be owned by LG&E Energy following the Transaction, based on financial information for the year ended December 31, 1998, less than 5.0% of the system's consolidated utility revenues, none of its retail natural gas sales and less than 6.0% of its sales of electricity by revenues would be from utility operations outside of Kentucky.(19) Virtually all (99%) of the system's net utility plant (based on book value) and utility customers (based on number of customers) would be located in Kentucky. These amounts are well within the existing range of orders issued by the Commission under Section 3(a)(1).(20)

         As discussed above, the consolidation of WKEC, WKE Corp. and Station Two Sub, and the combination of their electric properties with the gas and electric properties in the LG&E Energy system in this case will not raise competitive or other public interest concerns. Accordingly, there is no basis for the Commission to withhold the exemption based on the "unless and except" clause.

E.       Section 3(a)(2)

         LG&E Energy requests that the Commission issue an order under Section 3(a)(2) declaring that Kentucky Utilities, as a holding company, will be exempt from all provisions of

----------------------

(16) SEE IN THE MATTER OF WISCONSIN ELECTRIC POWER CO., Holding Co. Act Release No. 8741, 28 S.E.C. 906, 911-13 (Dec. 20, 1948). Again, the
         focus of this Section 3(a)(1) order is on the "predominantly intrastate" requirement.

(17) SEE, E.G., 1983 Form U-3A-2 filed by Diversified Energies (22.4% of 1982 revenues from out-of-state); 1990 Form U-3A-2 filed by Texas-New Mexico Power Company (19.7% of 1989 consolidated revenues from out-of-state, 16.9% of consolidated net utility plant out-of-state and 19% of the consolidated system's total customers out-of-state); 1995 Form U-3A-2 filed by Southwestern Energy Company (parent company of Arkansas Western Gas Co.) (out-of-state retail gas sales of 36.3%).

(18) SEE NIPSCO INDUSTRIES, INC., Holding Co. Act Release No. 26975, 69 SEC Docket 245 (February 10, 1999).


(19) For this purpose, electric utility revenues do not include electric sales by exempt wholesale generators and revenues from other operations that are not "utility" operations within the meaning of Section 2(a)(5) of the Act.

(20)     SEE SUPRA notes 17 and 18 and accompanying text.

the Act except Section 9(a)(2). Section 3(a)(2) of the Act provides that the Commission may issue the above-requested order to a holding company if:

              such holding company is predominantly a public-utility company whose operations, as such, do not extend beyond the State in which it is organized and States contiguous thereto.

The Commission recently confirmed that Kentucky Utilities was exempt under
Section 3(a)(2), the Transaction does not involve Kentucky Utilities or its subsidiaries in any way and there has been no other change in the facts relating to Kentucky Utilities that would warrant a change in that determination. As discussed above, the Transaction is in the public interest and thus there is no basis for the Commission to withhold the exemption under Section 3(a)(2).

Item 4.           Regulatory Approvals

                  Set forth below is a summary of the regulatory approvals that LG&E Energy expects to obtain in connection with the Transaction. It is a condition to the consummation of the Transaction that final orders approving the Transaction be obtained from the Commission under the Act and from the various federal and state commissions described below on terms and conditions which would not have, or would not be reasonably likely to have, a material adverse effect on the business, assets, financial condition or results of operations of LG&E, Kentucky Utilities, WKEC or of LG&E Energy and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Merger Agreement.

A.       Antitrust

         The HSR Act and the rules and regulations thereunder provide that certain transactions may not be consummated until certain information has been submitted to the Department of Justice ("DOJ") and Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. The Transaction, however, does not require an HSR Act filing because the combination involves wholly-owned subsidiaries of a single holding company.

B.       Federal Power Act

         Section 203 of the Federal Power Act provides that no public utility shall sell or otherwise dispose of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. On April 5, 1999, Applicant received FERC approval of the Transaction under Section 203 and Part 33 of the FERC's regulations and on March 16, 1999 its filing under Section 205 of the Federal Power Act to reassign certain rate tariffs and related service agreements to WKEC from LEM, was accepted for filing.

C.       State Public Utility Regulation

         No state regulatory body or agency has jurisdiction over the Transaction and no approval from any such state regulatory body or agency is necessary or required in order to consummate the Transaction.

         Except as set forth above, no other state or local regulatory body or agency and no other Federal commission or agency has jurisdiction over the transactions proposed herein.

Item 5.           Procedure

                  The Commission is respectfully requested to issue and publish not later than July 6, 1999, the requisite notice under Rule 23 with respect to the filing of the Application-Declaration, such notice to specify a date not later than July 21, 1999, by which comments must be entered and a date not later than July 22, 1999, as the date after which an order of the Commission granting and permitting this Application-Declaration to become effective may be entered by the Commission.

                  It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.           Exhibits and Financial Statements

A.    Exhibits
A-1               Amended and Restated Articles of Incorporation of LG&E Energy
                  (filed as Exhibit 4.1 to Form 8-K of LG&E Energy dated May 6,
                  1998, File No. 1-10568, and incorporated herein by reference)
A-2               Restated Articles of Incorporation of LG&E (filed as Exhibit
                  3.06 to Form 10-Q of LG&E for the quarter ended September 30,
                  1996, File No. 2-26720, and incorporated herein by reference)
A-3               Amended and Restated Articles of Incorporation of Kentucky
                  Utilities (filed as Exhibit 4.03 and 4.04 to Form 8-K of
                  Kentucky Utilities, dated July 29, 1996, File No. 1-3464 and incorporated herein by reference)
A-4               Amended and Restated Articles of Incorporation of WKEC as to
                  be in effect following the Transaction (to be filed by
                  Amendment)
B-1               Agreement and Plan of Merger (to be filed by Amendment)
D-1.1             Application Before the FERC (to be filed by Amendment)
E-1               Map of LG&E electric service area (to be filed by Amendment)
E-2               Map of LG&E gas service area (to be filed by Amendment)
E-3               Map of LG&E transmission system (included in Exhibit E-1)
E-4               Map of electric service area of Kentucky Utilities (to be
                  filed by Amendment)
E-5               Map of Kentucky Utilities transmission system (included in
                  Exhibit E-4)

E-6               Map of Big Rivers transmission system (to be filed by
                  Amendment)
E-7               Map showing interconnections of LG&E, Kentucky Utilities and
                  WKEC (included in Exhibit E-1)
E-8               LG&E Energy corporate chart (to be filed by Amendment)
E-9               Pro Forma LG&E Energy Corporate Chart (to be filed by
                  Amendment)
F-1               Preliminary opinion of counsel to LG&E Energy (to be filed by
                  Amendment)
F-2               Past-tense opinion of counsel (to be filed by Amendment)
H-1               Annual Report of LG&E Energy on Form 10-K for the year ended
                  December 31, 1998 (File No. 1-10568 and incorporated herein by reference)
H-2               Annual Report of LG&E on Form 10-K for the year ended December
                  31, 1998 (File No. 2-26720 and incorporated herein by
                  reference)
H-3               LG&E Energy 1998 Annual Report to Shareholders (File No.
                  1-10568 and incorporated herein by reference)
H-4               Annual Report on Form 10-K of Kentucky Utilities for the year ended December 31, 1998 (File No. 1-3464 and incorporated
                  herein by reference)
H-5               Quarterly Report of LG&E Energy on Form 10-Q for the quarter ended March 31, 1999 (File No. 1-10568 and incorporated herein by reference)
H-6               Quarterly Report of LG&E on Form 10-Q for the quarter ended
                  March 31, 1999 (File No. 2-26720 and incorporated herein by reference)
H-7               Quarterly Report of Kentucky Utilities on Form 10-Q for the
                  quarter ended March 31, 1998 (File No. 1-3464 and incorporated herein by reference)
I-1               Notice of the Transaction

B.   Financial Statements

FS-1 LG&E Energy Consolidated Balance Sheet as of December 31, 1998 (see Form 10-K for the year ended December 31, 1998 of LG&E Energy (Exhibit H-1 hereto))
FS-2 LG&E Energy Corp. Consolidated Statements of Income for its last three fiscal years (see Form 10-K for the year ended December 31, 1998 of LG&E Energy (Exhibit H-1 hereto))
FS-3 LG&E Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of LG&E on Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto))
FS-4 LG&E Consolidated Statements of Income for its last three fiscal years (see Annual Report of LG&E on Form 10-K for the year ended December 31, 1998 (Exhibit H-2 hereto))
FS-5 Kentucky Utilities Consolidated Balance Sheet as of December 31, 1998 (see Annual Report of Kentucky Utilities on Form 10-K for the year ended December 31, 1998 (Exhibit H-4 hereto))
FS-6 Kentucky Utilities Consolidated Statements of Income for its last three fiscal years (see Annual Report of Kentucky Utilities on Form 10-K for the year ended December 31, 1998 (Exhibit H-4 hereto))
FS-7 WKEC Unaudited Pro Forma Balance Sheet as of March 31, 1999 (to be filed by Amendment)

FS-8 WKEC Unaudited Pro Forma Statements of Income for the three months ended March 31, 1999 (to be filed by Amendment)

Item 7.           Information as to Environmental Effects

         The Transaction neither involves "major federal actions" nor "significantly [affects] the quality of the human environment" as those terms are used in Section (2)(C) of the National Environmental Policy Act, 42 U.S.C. S.E.C. 4332. The only federal actions related to the Transaction pertain to the Commission's declaration of the effectiveness of the Registration Statement, the approvals and actions described under Item 4 and Commission approval of this Application-Declaration. Consummation of the Transaction will not result in changes in the operations of LG&E or Kentucky Utilities that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 LG&E ENERGY CORP.

                                                BY: /s/ R. Foster Duncan
                                                    --------------------------
                                                      Chief Financial Officer

Date:    June 18, 1999

                                Index of Exhibits

                   EXHIBIT - DESCRIPTION - TRANSMISSION METHOD

Method
of Filing         Number            Description
---------         ------            -----------
                  A-1               Amended and Restated Articles of
                                    Incorporation of LG&E Energy (filed as
                                    Exhibit 4.1 to Form 8-K of LG&E Energy dated
                                    May 6, 1998, File No. 1-10568, and
                                    incorporated herein by reference)
                  A-2               Restated Articles of Incorporation of LG&E
                                    (filed as Exhibit 3.06 to Form 10-Q of LG&E
                                    for the quarter ended September 30, 1996,
                                    File No. 2-26720, and incorporated herein by
                                    reference)
                  A-3               Amended and Restated Articles of
                                    Incorporation of Kentucky Utilities (filed
                                    as Exhibit 4.03 and 4.04 to Form 8-K of
                                    Kentucky Utilities, dated July 29, 1996,
                                    File No. 1-3464 and incorporated herein by
                                    reference
                  A-4               Amended and Restated Articles of
                                    Incorporation of WKEC as to be in effect
                                    following the Transaction (to be filed by
                                    Amendment)
                  B-1               Agreement and Plan of Merger (to be filed
                                    by Amendment)
                  D-1.1             Application Before the FERC (to be filed by
                                    Amendment)
                  E-1               Map of LG&E electric service area (to be
                                    filed by Amendment)
                  E-2               Map of LG&E gas service area (to be filed
                                    by Amendment)
                  E-3               Map of LG&E transmission system (included
                                    in Exhibit E-3)
                  E-4               Map of electric service area of Kentucky
                                    Utilities (to be filed by Amendment)
                  E-5               Map of Kentucky Utilities transmission
                                    system (included in Exhibit E-4)
                  E-6               Map of Big Rivers transmission system (to be
                                    filed by Amendment)
                  E-7               Map showing  interconnections of LG&E,
                                    Kentucky Utilities and WKEC (included in
                                    Exhibit E-1)
                  E-8               LG&E Energy corporate chart (to be filed
                                    by Amendment)
                  E-9               Pro Forma LG&E Energy Corporate Chart (to be
                                    filed by Amendment)
                  F-1               Preliminary opinion of counsel to LG&E
                                    Energy (to be filed by Amendment)
                  F-2               Past-tense opinion of counsel (to be filed
                                    by Amendment)
                  H-1               Annual Report of LG&E Energy on Form 10-K
                                    for the year ended December 31, 1998 (File
                                    No. 1-10568 and incorporated herein by
                                    reference)
                  H-2               Annual Report of LG&E on Form 10-K for the
                                    year ended December 31, 1998 (File No.
                                    2-26720 and incorporated herein by
                                    reference)

                                     38


Method
of Filing         Number            Description
---------         ------            -----------
                  H-3               LG&E Energy 1998 Annual Report to
                                    Shareholders (File No. 1-10568 and
                                    incorporated herein by reference)
                  H-4               Annual Report on Form 10-K of Kentucky
                                    Utilities for the year ended December 31,
                                    1998 (File No. 1-3464 and incorporated
                                    herein by reference)
                  H-5               Quarterly Report of LG&E Energy on Form 10-Q
                                    for the quarter ended March 31, 1999 (File
                                    No. 1-10568 and incorporated herein by
                                    reference)
                  H-6               Quarterly Report of LG&E on Form 10-Q for
                                    the quarter ended March 31, 1999 (File No.
                                    2-26720 and incorporated herein by
                                    reference)
                  H-7               Quarterly Report of Kentucky Utilities on
                                    Form 10-Q for the quarter ended March 31,
                                    1998 (File No. 1-3464 and incorporated
                                    herein by reference)
DT                I-1               Notice of the Transaction
                  FS-1              LG&E Energy Consolidated Balance Sheet as of
                                    December 31, 1998 (see Form 10-K for the
                                    year ended December 31, 1998 of LG&E Energy
                                    (Exhibit H-1 hereto))
                  FS-2              LG&E Energy Corp. Consolidated Statements of
                                    Income for its last three fiscal years (see
                                    Form 10-K for the year ended December 31,
                                    1998 of LG&E Energy (Exhibit H-1 hereto))
                  FS-3              LG&E Consolidated Balance Sheet as of
                                    December 31, 1998 (see Annual Report of LG&E
                                    on Form 10-K for the year ended December 31,
                                    1998 (Exhibit H-2 hereto))
                  FS-4              LG&E Consolidated Statements of Income for
                                    its last three fiscal years (see Annual
                                    Report of LG&E on Form 10-K for the year
                                    ended December 31, 1998 (Exhibit H-2
                                    hereto))
                  FS-5              Kentucky Utilities Consolidated Balance
                                    Sheet as of December 31, 1998 (see Annual
                                    Report of Kentucky Utilities on Form 10-K
                                    for the year ended December 31, 1998
                                    (Exhibit H-4 hereto))
                  FS-6              Kentucky Utilities Consolidated Statements
                                    of Income for its last three fiscal years
                                    (see Annual Report of Kentucky Utilities on
                                    Form 10-K for the year ended December 31,
                                    1998 (Exhibit H-4 hereto))
                  FS-7              WKEC Unaudited Pro Forma Balance Sheet as of
                                    March 31, 1999 (to be filed by Amendment)
                  FS-8              WKEC Unaudited Pro Forma Statements of
                                    Income for the three months ended March 31,
                                    1999 (to be filed by Amendment)


                                    39